SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT




     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


     For the fiscal year ended              December 31, 1998
                                   ---------------------------------------------


                          Commission File Number 1-9936





                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN
                            (Full Title of the Plan)




                              EDISON INTERNATIONAL
                                (Name of Issuer)








       2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                     (Address of principal executive office)

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                                      INDEX




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, with Fund Information, as of
         December 31, 1998 and 1997
   Statement of Changes in Net Assets Available for Benefits, with Fund
         Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS


SCHEDULES:

I. Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998
II.Line 27d -  Schedule of Reportable Transactions for the Year Ended
   December 31, 1998



















NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Southern California Edison Company
  Employee Benefits/Health Care Committee:

     We have audited the accompanying statements of net assets available for benefits of the SOUTHERN CALIFORNIA EDISON COMPANY STOCK SAVINGS PLUS PLAN (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements made by management, as well as evaluating the overall financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  ARTHUR ANDERSEN LLP
                                                  ARTHUR ANDERSEN LLP


     Los Angeles, California
     May 21, 1999

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998
                             (Dollars in thousands)



                                                   EDISON       COMMON       MONEY
                                                INT'L COMMON    STOCK        MARKET     BALANCED      BOND     GLOBAL    PARTICIPANT
                                    TOTAL        STOCK FUND      FUND        FUND         FUND        FUND      FUND        LOANS
                                    -----       ------------    ------      ------      --------      ----     ------    -----------
              Assets

Investments at fair value:
   Edison International
      Common Stock                  $ 805,490    $805,490       $     -      $    -     $      -     $    -   $      -    $     -
   Participant Loans Receivable        77,245           -             -           -            -          -          -     77,245
   Collective Trusts:
      BZW Barclay's Global
         Investors Equity Index
           T-Fund                     440,742           -       440,742           -            -          -          -          -
      Wells Fargo Bank, N.A.
        Short-Term Income Fund        126,434       7,356             -     119,078            -          -          -          -
      Frank Russell Global
         Balanced Fund                154,821           -             -           -      154,821          -          -          -
      Frank Russell Fixed
         Income II Fund                44,035           -             -           -            -     44,035          -          -
      Frank Russell Global
         Fund                         204,711           -             -           -            -          -    204,711          -

                                   ----------     --------     --------   ---------     --------   --------   --------   --------
      Total Investments             1,853,478      812,846      440,742     119,078      154,821     44,035    204,711     77,245
                                   ----------     --------     --------   ---------     --------   --------   --------   --------

Receivables:
    Interest receivable                   550           44            -         506            -          -          -          -
    Dividend receivable                 7,513        7,513            -           -            -          -          -          -
    Pending trades                      3,582            -            -           -          496         15      3,071          -

                                   ----------     --------   ----------   ---------    ---------    -------   --------  ---------
       Total Receivables               11,645        7,557            -         506          496         15      3,071
                                   ----------     --------   ----------   ---------    ---------    -------   --------  ---------

Total Assets                        1,865,123      820,403      440,742     119,584      155,317     44,050    207,782     77,245

            Liabilities

Investment fee payable                    544            -            -           -          193         49        302          -

                                   ----------    ---------    ---------   ---------    ---------   --------  ---------    --------
Net assets available for
  benefits                         $1,864,579    $ 820,403    $ 440,742   $ 119,584    $ 155,124   $ 44,001  $ 207,480    $ 77,245
                                   ==========    =========    =========   =========    =========   ========  =========    ========

     The accompanying notes are an integral part of this statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)


                                                      EDISON        COMMON     MONEY
                                                   INT'L COMMON     STOCK      MARKET     BALANCED     BOND     GLOBAL   PARTICIPANT
                                        TOTAL       STOCK FUND       FUND      FUND         FUND       FUND      FUND       LOANS
                                        -----      ------------     ------     ------     --------     ----     ------   -----------
               Assets

Investments at fair value:
   Edison International
      Common Stock                   $ 815,178      $ 815,178     $     -     $    -      $    -    $    -    $     -     $     -
   Participant Loans Receivable         71,920              -           -          -           -         -          -      71,920
   Collective Trusts:
      BZW Barclay's Global
         Investors Equity Index
           T-Fund                      313,932              -     313,932          -           -         -          -           -
      Wells Fargo Bank, N.A.
         Short-Term Income Fund        104,111          4,626           -     99,485           -         -          -           -
      Frank Russell Global
         Balanced Fund                 132,065              -           -          -     132,065         -          -           -
      Frank Russell Fixed
         Income II Fund                 32,147              -           -          -           -    32,147          -           -
      Frank Russell Global
         Fund                          192,275              -           -          -           -         -    192,275           -

                                  ------------     ----------   ---------   --------  ----------  -------- ----------     -------
      Total Investments              1,661,628        819,804     313,932     99,485     132,065    32,147    192,275      71,920
                                  ------------     ----------   ---------   --------  ----------  -------- ----------     -------

Receivables:
    Interest receivable                    489              9           -        480           -         -          -           -
    Dividend receivable                  7,496          7,496           -          -           -         -          -           -
    Receivable from brokers              6,390          1,085           -          -           -         -      5,305           -

                                  ------------      ---------    --------   --------    --------  --------    -------   ---------
       Total Receivables                14,375          8,590           -        480           -         -      5,305           -
                                  ------------      ---------    --------   --------    --------  --------   --------   ---------

Total Assets                         1,676,003        828,394     313,932     99,965     132,065    32,147    197,580      71,920

            Liabilities

Payable to brokers and others            2,627              -         401          -         201     1,713        312           -

                                  ------------      ---------   ---------   --------   ---------  --------  ---------    --------
Net assets available for benefits  $ 1,673,376      $ 828,394   $ 313,531   $ 99,965   $ 131,864  $ 30,434  $ 197,268    $ 71,920
                                  ============      =========   =========   ========   =========  ========  =========    ========

     The accompanying notes are an integral part of this statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)



                                                 EDISON         COMMON     MONEY
                                               INT'L COMMON     STOCK      MARKET    BALANCED       BOND      GLOBAL     PARTICIPANT
                                   TOTAL         STOCK FUND       FUND      FUND        FUND        FUND       FUND         LOANS
                                   -----        ------------     ------     ------    --------      ----      ------     -----------
             Additions
Investment income:
   Dividends                      $  30,563     $ 30,563      $     -    $      -   $       -      $     -     $     -    $      -
   Interest                          12,717          271           37       5,574          13            4          17       6,801
   Net appreciation in fair
      value of investments          172,486       20,289       94,251           -      22,408        2,341      33,197           -
                                -----------    ---------     --------    --------   ---------     --------    --------    --------
                                    215,766       51,123       94,288       5,574      22,421        2,345      33,214       6,801
   Less - management fee              2,197            -            -           -         762          166       1,269           -
                                -----------    ---------     --------    --------   ---------     --------    --------    --------
      Net investment income         213,569       51,123       94,288       5,574      21,659        2,179      31,945       6,801

Contributions:
   Employer,
      net of forfeitures             18,262        8,490        4,493         825       1,554          401       2,499           -
   Participant                       68,666       28,010       17,077       6,223       6,073        1,878       9,405           -
                                 ----------    ---------    ---------    --------   ---------     --------    --------   ---------

      Total contributions            86,928       36,500       21,570       7,048       7,627        2,279      11,904           -
                                 ----------    ---------    ---------    --------   ---------     --------    --------   ---------

           Total additions          300,497       87,623      115,858      12,622      29,286        4,458      43,849       6,801
                                 ----------    ---------    ---------    --------   ---------     --------    --------   ---------

            Deductions
   Distributions to participants
      or their beneficiaries        109,294       52,176       18,793      12,651       8,696        3,027      11,394       2,557

   Loans to participants, net             -          965          (88)        493        (198)          63        (154)     (1,081)
                                 ----------    ---------     --------   ---------   ---------     --------    --------   ---------

           Total deductions         109,294       53,141       18,705      13,144       8,498        3,090      11,240       1,476
                                 ----------    ---------     --------   ---------   ---------     --------   ---------   ---------

Interfund transfers, net                  -      (42,473)      30,058      20,141       2,472       12,199     (22,397)          -
                                -----------    ---------    ---------   ---------   ---------     --------   ---------   ---------

      Net increase (decrease)       191,203       (7,991)     127,211      19,619      23,260       13,567      10,212       5,325
Net assets available for
  benefits:
    Beginning of year             1,673,376      828,394      313,531      99,965     131,864       30,434     197,268      71,920
                                -----------    ---------    ---------   ---------   ---------     --------   ---------   ---------

    End of year                 $ 1,864,579    $ 820,403    $ 440,742   $ 119,584   $ 155,124     $ 44,001   $ 207,480    $ 77,245
                                ===========    =========    =========   =========   =========     ========   =========   =========

     The accompanying notes are an integral part of this financial statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998


Note 1.      Nature of Plan

The following description of the Southern California Edison Company (the Plan Sponsor) Stock Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Nature of Plan

         Eligibility

         The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time or part-time employees of Edison International (the Company) and substantially all of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

         Contributions

         Subject to statutory limits, participants may annually contribute up to 15 percent of their pay, as defined by the Plan. The Company provides a matching contribution of up to 3 percent of a participant's eligible pay. The Plan also accepts rollovers from other qualified plans.

         Vesting

         All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon completion of five years of service as defined in the Plan document.

         Forfeitures

         At December 31, 1998, forfeited non-vested accounts totaled $8,729. These accounts are used to reduce employer contributions. During 1998, employer contributions were reduced by $103,939 from forfeited nonvested accounts.

         Plan Trust

         Plan assets are held in trust with Wells Fargo Bank, N.A. (the Trustee) for the benefit of participants and their beneficiaries. The mutual covenants to which the Company and the Trustee agree are disclosed in the Stock Savings Plus Plan and Trust Agreement (the Trust Agreement).

         Plan Administration

         The Plan is administered by the Southern California Edison Company Employee Benefits/Health Care Committee (the Plan Administrator). Wells Fargo Bank, N.A. and Hewitt & Associates are the

         Plan's trustee and recordkeeper, respectively. Frank Russell Trust Company and BZW Barclay's Global Investors are the Plan's investment managers.

         Administrative and Investment Expenses

         The cost of Plan administration is paid by the Plan Sponsor. The investment expenses incurred by the Trustee are paid out of the investment funds from which the investments are made.

         Participant Accounts

         Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings. Allocations of earnings and expenses are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

         Participant Loans Receivable

         Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their account balance. The maximum loan amount of $50,000 may be further reduced by the Internal Revenue Service rules. Loan transactions are treated as a transfer from
         (to) the investment fund to (from) Participant Loans. Loan terms range from one to four years or up to 15 years for the purchase of a primary residence. The loans bear interest at the Prime Rate plus one percent. Interest rates range from 7 to 10 percent. Principal and interest is paid ratably through payroll deductions. Some separated participants may repay loan obligations by manual checks, rather than through payroll deductions.

         Payment of Benefits

         Distribution of account balances of $3,500 or less occur after a participant terminates employment, dies, or becomes permanently and totally disabled. Participants terminating employment having account balances greater than $3,500 and retirees, may: a) elect to receive their distributions at any time before turning ages 65 and 70 1/2, respectively, and b) choose between lump sum or installment forms of payment. Participants may elect to receive distribution in cash or a combination of stock and cash. If stock distribution is elected, the stock price is determined based on the last sale price of the stock in the month preceding distribution as reported in the New York Stock Exchange.

Note 2.  Summary of Significant Accounting Policies

         Basis of Accounting

         The  financial  statements  are  presented  on  the  accrual  basis  of
         accounting  and  in  conformity  with  generally  accepted   accounting
         principles applicable to employee benefit plans.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investments in the collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Edison
         International common stock is valued at its quoted market price. Participant loans are valued at  cost,  which  approximates  fair  value.  Purchases  and  sales  of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Distributions to Participants

         Distributions to participants are recorded when paid.

Note 3.  Investment Options

The  Trustee  invests  all   contributions   in  accordance   with   participant
instructions. Funds not immediately allocated to investment funds are invested by the Trustee in certain short-term investments.

Participants may direct the investment of their contributions, the employer's matching contributions, and the earnings on those contributions into any of six investment funds on a monthly basis, in one percent increments.

o Edison International Common Stock Fund -- Funds are invested in the common stock of Edison International, which consisted of 28,896,508 and 29,983,003 shares of Edison International stock at December 31, 1998 and 1997 and a per-share value of $27.88 and $27.19, respectively. In addition, the Edison International Stock Fund held $7,355,659 and $4,625,625 in cash and cash equivalents at December 31, 1998 and 1997, respectively.

o Common Stock Fund -- Funds are invested in shares of the BZW Barclay's Global Investors Equity Index T-Fund, a collective trust that invests mainly in common stock.

o Money Market Fund -- Funds are invested in the Wells Fargo Bank, N.A. Short-Term Income Fund, which invests in money market instruments.

o Balanced Fund -- Funds are invested in shares of the Frank Russell Global Balanced Fund, a collective trust that invests in corporate bonds, common stocks and U.S. Government Securities.

o Bond Fund -- Funds are invested in shares of the Frank Russell Fixed Income II Fund, a collective trust that invests mainly in corporate bonds and U.S. Government Securities.

o Global Fund -- Funds are invested in the following Frank Russell collective trusts:
|X|      Frank Russell Equity I Fund - 50 percent
|X|      Frank Russell Equity II Fund - 15 percent
|X|      Frank Russell International Fund - 35 percent
       These collective trusts invest mainly in equity securities in the U.S. and non-U.S. markets.

The transfer of the participants' investment from the Edison International Common Stock Fund to all other funds is valued at the month-end closing price. The transfer of the participants' investment from all other funds to the Edison International Common Stock Fund, or to any other fund, is based on the actual market value balance (including earnings and market adjustments) in each participant's account, as of the date of transfer.

Note 4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                       -------------------------
                                                        1998               1997
                                                        ----               ----
                                                             (In thousands)

  Net assets available for benefits per the financial
      statements                                      $1,864,579     $1,673,376
   Amounts allocated to withdrawing participants          9,139           8,715
                                                      ----------     ----------
   Net assets available for benefits per the
      Form 5500                                       $1,855,440     $1,664,661
                                                      ==========     ==========



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                              December 31, 1998
                                                              -----------------
                                                                (In thousands)

     Benefits paid to participants per the financial statements     $109,294
     Add: Amounts allocated to withdrawing participants
         at December 31, 1998                                          9,139
     Less: Amounts allocated to withdrawing participants
         at December 31, 1997                                         (8,715)
                                                                    --------
     Benefits paid to participants per the Form 5500                $109,718
                                                                    ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 5.  Related Party Transactions

The Money Market Fund was managed by Wells Fargo Bank, N.A., which also serves as the Plan's trustee. As such, transactions in the Money Market Fund qualify as party-in-interest transactions. Fees earned by the Trustee in its capacity as fund manager for the Plan were $202,708 for 1998. Such fees are reported net of interest income on the Statement of Changes in Net Assets Available for Benefits.

Note 6.  Plan Termination

Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

Note 7.  Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 4, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Note 8.  Edison International Common Stock Fund

Effective February 23, 1998, the Plan was amended to convert the Edison International Common Stock Fund into an employee stock ownership plan allowing for the current distribution of dividends to all but Southern California Edison Company International Brotherhood of Electrical Workers, Utility Workers Union of America, and San Onofre Firefighters Association-represented participants (Certain Represented Participants). For the year ended December 31, 1998, such distributions totaled $6,052,453.

Note 9.     Plan Amendments

           Rollovers

           Effective August 19, 1998, for all but Certain Represented Participants, the Plan was amended to provide for the acceptance of direct rollovers including loans and notes from other qualified plans for employees acquired or hired as a result of mergers, acquisitions, asset purchases and other similar events.

           Company Matching Contributions

           Effective   October  23,  1998,  for  all  but  Certain   Represented
           Participants, the Plan was amended to change the basis for determining matching contributions to a year-to-date method so that matching contributions for a participant for the plan year will be increased as necessary each pay period to equal the lesser of (i) one half of the participant's year to date deferrals and post-tax contributions to the Plan attributable to the plan year, or (ii) three percent of the participant's year to date earnings attributable to the plan year, regardless of the amount of deferrals or post-tax contributions the participant makes in that particular pay period.

Note 10.  Subsequent Events

          Trustee

          Effective January 1, 1999, as part of the Sponsor's fiduciary duty to periodically assess such matters, State Street Bank and Trust Company was appointed Trustee for the Plan. The mutual covenants to which the Company and the Trustee agree are disclosed in the Stock Savings Plus Plan Trust Agreement.

          Employer Matching Contributions

          Effective January 1, 1999, participating employers provide matching contributions from 0 percent to 100 percent of the first 6 percent of a participant's eligible pay.

          Profit Sharing Contributions

          Effective March 11, 1999, certain participating subsidiaries of the Company have elected to provide profit sharing contributions to the Plan on behalf of their participating employees. Profit sharing contributions are determined by a formula, and are dependent on the employer's results of operations.

          Vesting

          Effective March 11, 1999, for all but Certain Represented Participants, vesting in the Company's matching contribution plus actual earnings thereon occurs at the rate of 20 percent per year. Certain Represented Participants do not vest in the Company's matching contribution until having achieved 5 years of service, at which time they fully vest. Once fully vested, all future Company matching contributions and earnings thereon are immediately vested.

          Fund Management

          Effective January 1, 1999, the Plan's Money Market fund will be managed by State Street Bank and Trust Company through a State Street Money Market investment vehicle. State Street Bank and Trust Company will realize a fee of 1.8 basis points (0.018 percent) on funds invested in the Money Market fund. Fees earned will be netted from fund earnings.

          Effective March 11, 1999 the Edison International Common Stock Fund will be segregated into two distinct funds: one for all but Certain Represented Participants, the other for Certain Represented Participants. Each of those funds will be managed by State Street Global Advisors, a unit of State Street Bank and Trust Company. State Street Bank and Trust Company will realize a fee of 1.25 basis points (0.0125 percent) on funds invested in the Edison International Stock Fund. Such fees will be netted from fund earnings for all but Certain Represented Participants, and paid by the sponsor for Certain Represented Participants.

          Investment Elections

          Effective March 11, 1999, all but Certain Represented Participants may elect changes to their investment mix effective each business day. Certain Represented Participants continue to be able to make changes monthly.

          Effective March 11, 1999, all but Certain Represented Participants may elect bi-weekly changes to their deferral percentages and deferral investment elections. Certain Represented Participants continue to be able to make changes monthly.

          Investment Options

          Effective March 11, 1999, all but Certain Represented Participants may elect to invest in a number of new funds. The fund choices include three Pre-mixed Portfolios, seven core funds as well as 40 Mutual Funds. Certain Represented Participants continue to be able to invest in the same funds as existed in 1998 (see Note 3).

          Participant Contributions

          Effective March 11, 1999, subject to statutory limits, all but Certain Represented Participants may elect to defer up to 19 percent of eligible pay, as defined by the Plan. Certain Represented Participants continue to be able to defer up to 15 percent of eligible pay, as defined by the Plan.

          Payment of Benefits

          Effective March 11, 1999, distribution of account balances of $5,000 or less occur after a participant terminates employment, dies, or becomes permanently and totally disabled. Participants terminating employment having account balances greater than $5,000 and retirees, may: a) elect to receive their distributions at any time before turning ages 65 and 70 1/2, respectively, and b) choose between lump sum or installment forms of payment.

                                                                     SCHEDULE I

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN

                          EIN 95-1240335 - PLAN NO. 002
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998
                             (Dollars in thousands)





                                                    DESCRIPTION OF INVESTMENT
           IDENTITY OF ISSUE, BORROWER,             INCLUDING MATURITY DATE, RATE OF                                       CURRENT
            LESSOR, OR SIMILAR PARTY                INTEREST, PAR OR MATURITY VALUE                         COST            VALUE
        --------------------------------           --------------------------------                       --------        ---------

*   EDISON INTERNATIONAL  STOCK FUND               COMMON STOCK - NO PAR VALUE                            $ 538,165       $ 805,490

    BZW BARCLAY'S GLOBAL INVESTORS                 COMMON STOCK FUND - COLLECTIVE INVESTMENT IN             342,109         440,742
                                                   THE BZW BARCLAY'S GLOBAL INVESTORS EQUITY
                                                   INDEX
                                                   T-FUND

    FRANK RUSSELL TRUST COMPANY                    BALANCED FUND - COLLECTIVE INVESTMENT IN                  89,442         154,821
                                                   FRANK RUSSELL GLOBAL BALANCED FUND

*   WELLS FARGO BANK, N.A.                         MONEY MARKET FUND - COLLECTIVE INVESTMENT IN             126,434         126,434
                                                   THE FIRST INTERSTATE BANK SHORT-TERM INCOME
                                                   FUND

    FRANK RUSSELL TRUST COMPANY                    BOND FUND - COLLECTIVE INVESTMENT IN FRANK                37,274          44,035
                                                   RUSSELL FIXED INCOME II FUND

    FRANK RUSSELL TRUST COMPANY                    GLOBAL FUND - COLLECTIVE INVESTMENT IN THREE             116,425         204,711
                                                   FRANK RUSSELL EQUITY-BASED GLOBAL FUNDS

*  PARTICIPANT LOANS                               LOANS WITH MATURITIES VARYING FROM ONE TO                      -          77,245
                                                   FOUR YEARS (OR UP TO 15 YEARS IF FOR
                                                   PURCHASE  OF  PRIMARY RESIDENCE) AND
                                                   INTEREST RATES RANGING FROM 7 TO
                                                   10 PERCENT.
                                                                                                         ----------      ----------

                                                   TOTAL                                                 $1,249,849      $1,853,478
                                                                                                         ==========      ==========


*   Party-in-interest

                                                                    SCHEDULE II


                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN

                          EIN 95-1240335 - PLAN NO. 002
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)






IDENTITY OF PARTY          DESCRIPTION OF                                               COST OF ASSETS
    INVOLVED                   ASSETS           PURCHASE PRICE      SELLING PRICE           SOLD            NET GAIN (LOSS)
-------------------    -------------------     ----------------    ----------------    ----------------    ----------------


WELLS FARGO BANK,      Wells Fargo
NA                     Bank,  N.A.
                       Short -Term
                       Income Fund
                       280 purchases               $376,056        $   -                   $    -                $  -
                       195 sales                      -             351,663                  351,663                -




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         SOUTHERN CALIFORNIA EDISON COMPANY
                                               STOCK SAVINGS PLUS PLAN



                                    By:             Lillian R. Gorman
                                       -----------------------------------------
                                                    Lillian R. Gorman
                                                          Chair
                                         Employee Benefits/Health Care Committee


June 21, 1999